FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENTS

Signatures

Press Release

Table of content

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: June 22, 2011
Form 6-K

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Table of content

Press release June 22, 2011
• SIGNING OF A CA$6 MILLION AGREEMENT WITH IAMGOLD ON THE LAC PAU PROJECT • UPDATE ON CURRENT PARTNERSHIPS

Virginia Mines Inc. (“Virginia”) is very pleased to announce the signing of an agreement with IAMGOLD Corporation (« IAMGOLD ») on the Lac Pau property, located in the James Bay region, province of Quebec.

Under the terms of the agreement, IAMGOLD has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $6 M in exploration work over a seven-year period and total cash payments of $130,000 on or before the 3rd anniversary of the agreement. Virginia will be the operator until the completion of a positive pre-feasibility study.

The Lac Pau property consists of 715 claims covering 34,861.96 hectares. The property covers a        12-kilometre-long gold trend associated with a major deformation corridor separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold-bearing structure is host to several significant gold occurrences including the Tricorne showing ( up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling), the Jedi showing (up to 2.35 g/t Au over 6 metres in channel), the Hope showing (2.27 g/t Au over 10 metres including 3.91 g/t Au over 5 metres, and 13.04 g/t Au over 3 metres in channel), the Beausac-2 showing (14.43 g/t Au over 2 metres in channel) and the Obiwan showing (2.10 g/t Au over 5 metres in channel). The Lac Pau mineralized system has potential to extend beyond its actual known limits as suggested by the presence of additional gold occurrences in its southwest and northwest extensions. This fertile gold-bearing corridor has been barely tested in the vertical dimension by limited shallow drilling program only.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from eight gold mines (including current joint ventures and investments in associates) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec. IAMGOLD is listed on the TSX under the ticker symbol IMG and on the NYSE under the ticker symbol IAG.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $46.1 million as at February 28, 2011, and 30,972,407 shares issued and outstanding as at May 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

UPDATE ON CURRENT PARTNERSHIPS

Baie Payne Project

Virginia and its partner Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American plc, will be quite active over the coming summer on the Baie Payne project, located north of the Kangirsuk Village, on the west shore of the Ungava Bay, Quebec North. A $2 M budget is foreseen to conduct important geophysical surveys and mapping. The Baie Payne property covers important mafic/ultramafic complexes that reach over 1,000 metres in thickness, with a cumulative lateral spread of more than 50 kilometres. More than 40 Ni-Cu surface showings grading up to 6.5% Ni have been mapped and sampled within this fertile, largely unexplored geological setting.

As per an agreement completed last March, Virginia transferred to AAEC a 50% undivided participating interest in the mining claims and other mineral tenements comprising the Baie Payne property. To maintain its undivided participating interest, AAEC must fund an aggregate of $4 M expenditures over a six-year period. AAEC may, at its sole discretion, accelerate such funding. Virginia will be the operator during this period.

Gayot Project

The Gayot project, in partnership with Quadra FNX Mining Lt. (“Quadra FNX”), will benefit from a $450,000 budget funded by Quadra FNX to carry out geological work. The property, located in the James Bay region of Quebec, entirely covers the Venus Achaean greenstone belt, which mostly contains MgO-rich ultramafic flows and sills. This ultramafic sequence is host to twelve mineralized zones rich in nickel-platinum-palladium spread over a lateral distance of 25 kilometres. Values from 0.5 to 15% Ni and up to 17.2 g/t Pd-Pt were obtained at surface while drilling intersections yielded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres.

As per an agreement recently signed, Quadra FNX has an exclusive right and the option to acquire a 50% undivided participating interest in the property in consideration of $10 M in exploration work over a nine-year period in addition to payments of $100,000 over two years. Virginia will be the operator up to the completion of a positive feasibility study. This agreement is subject to a 1% NSR royalty in favour of Billiton Resources Canada.

Corvet Est Project

A program of prospecting and ground geochemistry totalling $250,000 is foreseen over the coming summer on the Corvet Est project, which is a 50-50 partnership with Goldcorp Inc. The Corvet Est, located south of LG-4 in the James Bay region of Quebec, is host to the Marco zone, a gold structure followed over 1.6 kilometres laterally and to a vertical depth of 700 metres. The Marco zone yielded drilling results going from thin intersections weakly mineralized grading less than1 g/t Au over a few metres to more mineralized intersections grading 5.12 g/t Au over 13.4 metres and 10.1 g/t Au over 5.2 metres.

Wemindji JV Project

Within the framework of a strategic alliance, Virginia and Wemindji Exploration Inc. will jointly carry out, in 2011, reconnaissance and sampling over a territory of over 5,000 km2 in Quebec Middle-North. A $100,000 budget is allocated to this project and Virginia will be the operator.

Nunavik Mineral Exploration Fund Partnership

As per an agreement with the Nunavik Mineral Exploration Fund (“NMEF”), Virginia will also be active in the Nunavik. Indeed, Virginia and NMEF will jointly explore several targeted sectors on the vast territory of Nunavik, Quebec North. A $200,000 budget is allocated to this project and NMEF will be the operator.

Opinaca, Anatacau, La Grande Nord, and LG-4 Projects

Virginia will also pursue exploration on the Opinaca, Anatacau, La Grande Nord, and LG-4 projects with partners Ressources D’Arianne Inc., IAMGOLD Corporation, Shield Gold Inc., Stornoway Diamond Corporation, Aurizon Mines Ltd., and SOQUEM Inc., respectively. Except for the La Grande Nord project, Virginia is in charge of all these exploration programs.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.